                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                       (Amendment No. ________2_______)*


                             Avid Technology, Inc.
                             ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   00005367P1
                                   ----------
                                 (CUSIP Number)

                         William J. Schnoor, Jr., Esq.
    Testa, Hurwitz & Thibeault, High Street Tower, 125 High Street, Boston,
                              Massachusetts 02110
                                 (617) 248-7000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 1, 1996
                                  -----------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

- ---------------------------                     --------------------------------
CUSIP NO. 00005367P1                               Page    2   of  11    Pages
          ----------                                    ------    -------
- ---------------------------                     --------------------------------
- --------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Highland Capital Partners Limited Partnership

- --------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]

- --------------------------------------------------------------------------------
  3    SEC USE ONLY

- --------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                N/A
- --------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

    NUMBER OF                 -0- shares
     SHARES            ---------------------------------------------------------
  BENEFICIALLY             8  SHARED VOTING POWER
    OWNED BY
      EACH                    -0- shares
    REPORTING          ---------------------------------------------------------
     PERSON                9  SOLE DISPOSITIVE POWER
      WITH
                              -0- shares
                       -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              -0- shares
- --------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0- shares
- --------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
       SHARES*

- --------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0%
- --------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON *

                PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                     --------------------------------
CUSIP NO. 00005367P1                               Page    3   of  11    Pages
          ----------                                    ------    -------
- ---------------------------                     --------------------------------
- --------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Highland Management Partners Limited Partnership

- --------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]

- --------------------------------------------------------------------------------
  3    SEC USE ONLY

- --------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                N/A
- --------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

    NUMBER OF                 -0- shares
     SHARES            ---------------------------------------------------------
  BENEFICIALLY             8  SHARED VOTING POWER
    OWNED BY
      EACH                    -0- shares
    REPORTING          ---------------------------------------------------------
     PERSON                9  SOLE DISPOSITIVE POWER
      WITH
                              -0- shares
                       -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              -0- shares
- --------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0- shares
- --------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
       SHARES*

- --------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0%
- --------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON *

                PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                     --------------------------------
CUSIP NO. 00005367P1                               Page    4   of  11    Pages
          ----------                                    ------    -------
- ---------------------------                     --------------------------------
- --------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert F. Higgins

- --------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]

- --------------------------------------------------------------------------------
  3    SEC USE ONLY

- --------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                N/A
- --------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

    NUMBER OF                 44,427 shares
     SHARES            ---------------------------------------------------------
  BENEFICIALLY             8  SHARED VOTING POWER
    OWNED BY
      EACH                    -0- shares
    REPORTING          ---------------------------------------------------------
     PERSON                9  SOLE DISPOSITIVE POWER
      WITH
                              44,427 shares
                       -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              -0- shares
- --------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       44,427 shares
- --------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
       SHARES*

- --------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.2%
- --------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON *

                IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                     --------------------------------
CUSIP NO. 00005367P1                               Page    5   of  11    Pages
          ----------                                    ------    -------
- ---------------------------                     --------------------------------
- --------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Paul A. Maeder

- --------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]

- --------------------------------------------------------------------------------
  3    SEC USE ONLY

- --------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                N/A
- --------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                              51,896 shares (includes 10,125 shares subject
    NUMBER OF                 to options to purchase exercisable within 60 days)
     SHARES            ---------------------------------------------------------
  BENEFICIALLY             8  SHARED VOTING POWER
    OWNED BY
      EACH                    -0- shares
    REPORTING          ---------------------------------------------------------
     PERSON                9  SOLE DISPOSITIVE POWER
      WITH                    51,896 shares (includes 10,125 shares subject
                              to options to purchase exercisable within 60 days)
                       -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              -0- shares
- --------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       51,896 shares (includes 10,125 shares subject to options to purchase exercisable within 60 days)
- --------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
       SHARES*

- --------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.2%
- --------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON *

                IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer:
        -------------------

               This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of Avid Technology, Inc. (the "Company"), having its principal offices at Metropolitan Technology Park, One Park West, Tewksbury, MA 01876.

Item 2. Identity and Background:
        -----------------------

               This amendment is being filed by Highland Capital Partners Limited Partnership, a Delaware limited partnership ("Highland Capital"); the general partner of Highland Capital, Highland Management Partners Limited Partnership, a Delaware limited partnership ("Highland Management"); and the two general partners of Highland Management, Robert F. Higgins and Paul A. Maeder (together, the "Individual General Partners"). Highland Capital, Highland Management, Mr. Higgins, and Mr. Maeder are sometimes referred to collectively herein as the "Reporting Persons."

               The principal business of Highland Capital is investment in private, emerging growth companies. The principal business of Highland Management is management of Highland Capital. The principal occupation of each of the Individual General Partners is his activities on behalf of Highland Capital, Highland Management, Highland Capital Partners II Limited Partnership, a Delaware limited partnership ("Highland Capital II"), Highland Management Partners II Limited Partnership, a Delaware limited partnership ("Highland Management II"), the general partner of Highland Capital II, Highland Capital Partners III Limited Partnership, a Delaware limited partnership ("Highland Capital III"), Highland Management Partners III Limited Partnership, a Delaware limited partnership ("Highland Management III"), the general partner of Highland Capital III, and Highland Capital Partners, Inc., a Delaware corporation ("HCP"). Highland Capital II and Highland Capital III are engaged in the same business as Highland Capital. The principal business of Highland Management II and Highland Management III is management of Highland Capital II and Highland Capital III, respectively. The Individual General Partners are also general partners of Highland Management II and Highland Management III. HCP is wholly-owned by the Individual General Partners and is engaged in providing management, administrative and clerical services for Highland Capital, Highland Capital II, and Highland Capital III.

               The address of the principal business office of Highland Capital, Highland Management, Highland Capital II, Highland Management II, Highland Capital III, Highland Management III, HCP, and Messrs. Higgins and Maeder is Two International Place, Boston, Massachusetts 02110.

                              Page 6 of 11 Pages

                During the preceding five years up to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                Both of the Individual General Partners are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration:
         -------------------------------------------------

                Not applicable.

Item 4.  Purpose of Transaction:
         ----------------------

                This amendment relates to the distribution by Highland Capital, without the receipt of consideration therefor, of all of its holdings of Common Stock of the Company to the partners of Highland Capital. The shares of Common Stock held by the Individual General Partners are held for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Company and other factors, the Individual General Partners may dispose of or acquire additional shares of Common Stock of the Company in the open market.

                None of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

                              Page 7 of 11 Pages

         (g) Changes in the issuer's charters, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)    Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer:
         ------------------------------------

         (a) Amount Beneficially Owned: Each of Highland Capital and Highland Management owns beneficially and of record -0- shares of Common Stock. Mr. Higgins owns beneficially and of record 44,427 shares of Common Stock. Mr. Maeder owns beneficially and of record 41,771 shares of Common Stock. In addition, Mr. Maeder holds options exercisable within the next 60 days to purchase 10,125 shares. Therefore, Mr. Maeder may be deemed to own beneficially a total of 51,896 shares of Common Stock.

                Percent of Class:  Highland Capital:  0.0%; Highland Management:
         0.0%; Mr. Higgins: 0.2%; Mr. Maeder: 0.2%. The foregoing percentages are calculated based on the 21,066,151 shares of Common Stock reported to be outstanding in the Company's 10-K for the fiscal year ended December 31, 1995.

         (b)    Number of Shares as to Which Such Person Has:

         (i) Sole power to vote or to direct the vote: Highland Capital: 0 shares; Highland Management: 0 shares; Mr. Higgins: 44,427 shares; Mr.
         Maeder: 51,896 shares.

         (ii)   Shared power to vote or to direct the vote: Each Reporting
         Person: 0 shares.

         (iii)  Sole power to dispose or to direct the disposition of:  Highland
         Capital: 0 shares; Highland Management: 0 shares; Mr. Higgins: 44,427 shares; Mr. Maeder: 51,896 shares.

         (iv) Shared power to dispose or to direct the disposition of: Each Reporting Person: 0 shares.

                              Page 8 of 11 Pages

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e) As of May 1, 1996, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of a class of equity securities of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ---------------------------

                Except as otherwise provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any such persons and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits:
         --------------------------------

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                              Page 9 of 11 Pages

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 8, 1996
           -

HIGHLAND CAPITAL PARTNERS LIMITED PARTNERSHIP

By:   Highland Management Partners Limited Partnership


      By: /s/ Paul A. Maeder
          ------------------
          Paul A. Maeder
          General Partner


HIGHLAND MANAGEMENT PARTNERS LIMITED PARTNERSHIP


By: /s/ Paul A. Maeder
    ------------------
    Paul A. Maeder
    General Partner


/s/ Robert F. Higgins
- ---------------------
Robert F. Higgins


/s/ Paul A. Maeder
- ------------------
Paul A. Maeder



                              Page 10 of 11 Pages

                                                                       Exhibit 1
                                                                       ---------

                                   AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avid Technology, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 8th day of May, 1996.
                       ---

HIGHLAND CAPITAL PARTNERS LIMITED PARTNERSHIP

By:   Highland Management Partners Limited Partnership


      By: /s/ Paul A. Maeder
          ------------------
          Paul A. Maeder
          General Partner


HIGHLAND MANAGEMENT PARTNERS LIMITED PARTNERSHIP


By: /s/ Paul A. Maeder
    ------------------
    Paul A. Maeder
    General Partner


/s/ Robert F. Higgins
- ---------------------
Robert F. Higgins


/s/ Paul A. Maeder
- ------------------
Paul A. Maeder


                              Page 11 of 11 Pages